Exhibit 99.1

Bragg On Track to Launch Proprietary and Exclusive iGaming Content in Ontario

Company has Secured Content Distribution Agreements with Multiple iGaming Operators as Newly Regulated Market Opens

TORONTO, April 4, 2021 – Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) (“Bragg” or “the Company”), a global iGaming technology and content provider, announced today that it has secured content distribution agreements with multiple iGaming operators pursuant to the supplier license it received from the Alcohol and Gaming Commission of Ontario (“AGCO”), with several more deals in the pipeline. The agreements contemplate a broad range of its proprietary, exclusive iGaming content and will be announced as Bragg’s customers, including several well-known iGaming brands, go live in the newly regulated Ontario iGaming market, which opens today, Monday, April 4, 2022.

Since receiving its supplier license in early March 2022, Bragg has worked with local regulators to ensure the compliance of its technology and content, both of which have been given full approval by the AGCO. Now, as the market moves to full legalization, the Company is excited to offer the growing number of operators looking to address the Ontario market with a full suite of titles from its in-house studios as well as content from its exclusive third-party content partners.

Chris Looney, Chief Commercial Officer at Bragg, commented, “Ontario is our home market, and we are delighted to be in position to serve operators with our iGaming content and solutions as the market opens to customers across the province. We believe the Ontario online gaming market offers a significant opportunity for our industry-leading content and platform technology and we are excited by the interest shown in our offerings from local, U.S. and international operators. Our team has done a fantastic job securing attractive commercial agreements with operator customers, including with top-tier brands, and we are eagerly anticipating supporting their launch efforts in the coming days, weeks, and months.”

The combined iCasino and online sports betting market in Canada is estimated at over US $2 billion in 2022 according to H2 Gambling Capital. This includes Ontario, which is widely expected to become one of the largest iGaming markets in North America.

About Bragg Gaming Group

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is a growing global gaming technology and content group and owner of leading B2B companies in the iGaming industry. Since its inception in 2018, Bragg has grown to include operations across Europe, North America and Latin America and is expanding into an international force within the global online gaming market.

Through its wholly-owned subsidiary ORYX Gaming, Bragg delivers proprietary, exclusive and aggregated casino content via its in-house remote games server (RGS) and ORYX Hub distribution platform. ORYX offers a full turnkey iGaming solution, including its Player Account Management (PAM) platform, as well as managed operational and marketing services.

Nevada-based Wild Streak Gaming is Bragg's wholly-owned premium US gaming content studio. Wild Streak has a popular portfolio of casino games that are offered across land-based, online and social casino operators in global markets including the U.S. and U.K.

In May 2021, Bragg announced its planned acquisition of Nevada-based Spin Games, B2B gaming technology and content provider currently servicing the U.S. market. Spin holds licenses in key iGaming-regulated U.S. states and supplies Tier 1 operators in the region.

Find out more.

For Bragg Gaming Group, contact:

Yaniv Spielberg

CSO

Bragg Gaming Group

info@bragg.games

Or

Joseph Jaffoni, Richard Land, James Leahy

JCIR

212-835-8500 or bragg@jcir.com

For Bragg Gaming Group media enquiries or interview requests, contact:

Giles Potter

CMO

Bragg Gaming Group

press@bragg.games